MEMORANDUM

TO:	Shareholders of Chipotle Mexican Grill

FROM:
Clean Yield Asset Management, proponent of 2016 Shareholder Proposal seeking a report assessing the feasibility of integrating sustainability metrics into the performance measures of senior executives under Chipotle Inc.’s compensation incentive plans (Proposal No. 10)

DATE:	March 18, 2016

Clean Yield Asset Management seeks your support for Proposal No. 10 on the 2016 Chipotle Mexican Grill (“Chipotle”) proxy ballot. The Resolved Clause reads:

Shareholders request the Board Compensation Committee prepare a report assessing the feasibility of integrating sustainability metrics into the performance measures of senior executives under the Company’s compensation incentive plans. Sustainability is defined as how environmental and social considerations, and related financial impacts, are integrated into corporate strategy over the long term.

The full text of the proposal is included as an appendix to this memo, as is a briefly annotated list of resources. Our case in support of the proposal follows.

Sustainability Oversight is Conspicuously Absent from the CEOs’ Duties, Despite Compelling Reasons to Incentivize It

Chipotle’s executive compensation package contains no explicit provisions obliging its chief executives to oversee the company’s sustainability initiatives.

This is a significant lost opportunity. Incenting the CEO to meet sustainability performance objectives would ensure a greater likelihood that the company’s sustainability efforts are treated a strategic business opportunities and integrated into its measured operational objectives. It would also elevate the importance of mitigating known sustainability risks.

Such a linkage would better enable the Board of Directors to evaluate CEO performance, leading to the rewarding of outstanding behavior (or penalizing of poor performance).

A number of studies demonstrate a firm link between superior corporate sustainability performance and financial outperformance relative to peers.1 Firms with superior sustainability performance were more likely to tie top executive incentives to sustainability metrics.2

Leading companies are increasingly taking up this practice. A 2013 study conducted by the Investor Responsibility Research Institute and the Sustainable Investments Institute found that 43.4% of the S&P 500 had linked executive pay to environmental, social and/or ethical issues. These companies traverse industry sectors and include Pepsi, Alcoa, Walmart, Unilever, National Grid, Intel and many others. (See Appendix 2 for citations for these and other relevant studies.)

Investor groups focusing on sustainable governance such as Ceres, the UN Global Compact, and the UN Principles for Responsible Investment (which represents investors with a collective $59 trillion AUM) have endorsed the establishment of linkages between executive compensation and sustainability performance.

Even with the adjustments to executive pay incentives announced this week in reaction to Chipotle’s ongoing3 food-borne illness crisis, Chipotle shareholders have consistently approved excessively large pay packages to our company’s co-chief executives that dangerously elide accountability for sustainability-related risks. This proposal provides the opportunity to rectify this situation.

If shareholders approve the compensation package on our company’s 2016 proxy ballot, by year-end, Mr. Ells and Mr. Moran will have pocketed nearly $211 million for their services since 2011.4 Shareholders have not insisted upon direct oversight of sustainability matters as a condition of employment or compensation, and the present crisis illustrates the probable error in that thinking.

This week, the Compensation Committee of the Board announced that it would withhold 2015 bonuses for executive officers. It has also announced that executive officers’ 2016 performance bonuses will be solely tied to bringing CMG stock back, over a three-year period, to its pre-crisis level.

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1 In Appendix 2, see especially Eccles (2012), CDP/Sustainable Insight Capital Management (2013), and Orlitzky (2003).
2 Eccles (2011 and 2012), CH2MHill (2013), Deckop (2006).
3 The latest outbreak took place in early March at a Boston-area outlet.
4 The 100 Most Overpaid CEOs (As You Sow Foundation, 2014). The study analyzed actual pay compared to what the executives should have earned based on 1-, 3-, 5- and 10-year cumulative returns, including reinvested dividends, and calculated a CEO’s excess pay based on the five-year performance. By the authors’ estimation, Chipotle overpaid Mr. Ells and Mr. Moran by more than $40 million in 2014.
   Chipotle also ranked 2nd of nearly 450 companies in GlassDoor.com’s August 2015 calculation of CEO to worker pay ratios. Of all the companies surveyed, average CEO pay was 204 times greater than that of their median workers; Chipotle’s was 1,522 times greater. (See https://www.glassdoor.com/research/ceo-pay-ratio.)

This is a shortsighted approach that skirts the underlying issues that may have contributed to the E. coli and norovirus outbreaks that have left hundreds of people sickened, injured sales, led to ongoing investigations by health authorities and the federal government, damaged our company’s reputation, and will likely lead to expensive litigation. For years, Chipotle has resisted calls by shareholders to implement robust and transparent management and reporting systems to handle a range of environmental, social and governance issues that present both risks to operations as well as opportunities. While no one can know for certain whether a more rigorous management approach to food safety might have averted the current crisis, moving forward, shareholders can insist upon a proactive approach to the management of sustainability issues by altering top executives’ compensation packages to incentivize it.

Chipotle Lags in the Restaurant Industry’s Approach to Sustainability Management

Within its industry Chipotle lags in the management of sustainability matters. Given Chipotle’s commitment to fresh and locally sourced ingredients grown without GMOs and hormones, the previous sentence may seem like a startling assertion. But a commitment to delivering a sustainable product should not be confused with possessing the means of delivering it.

The following are some examples of restaurant industry uptake of “sustainable governance” practices and mechanisms that are lacking at Chipotle:

o
Dunkin’ Donuts’ latest Corporate Social Responsibility Report, which is prepared in accordance with Global Reporting Initiative (GRI) guidelines, devoted two full pages to its food safety initiatives and includes statistics on workforce diversity.

o	McDonalds Corporation produces an annual sustainability report.
o
Panera Bread’s 2014 Responsibility Report, also produced according to GRI guidelines, described how the company undertook a materiality assessment to identify topics most material to the company and its stakeholders, and the boundaries of those topics; prioritized the topics and aligned them with the material aspects; and validated the material aspects. Also of relevance to Chipotle, which has been the subject of allegations of unfair wages: Panera describes its management approach to the minimum wage, and reveals the relationship between its 2014 average wage for new hires and the minimum wage, including any difference based on gender. Workplace health and safety targets are disclosed.5

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5 See http://bit.ly/1Z4WX74, p. 11-13, 53, 54

o	Similarly, Darden undertook a materiality assessment in 2014, which included input from numerous interviews with a wide range of stakeholders, publishing the results in its 2014 Citizenship Report.6
o	Starbucks’ most recent Global Responsibility Report7 discloses the company’s environmental, ethical sourcing and community goals and reports on progress toward meeting them.
o
Yum! Brands 2014 Sustainability Report describes the company’s crisis management program, designed to “address potential crises that might impact our brands’ customers, employees or locations anywhere across the globe.”8

According to a study by the Investor Research Responsibility Center and the Sustainable Investments Institute9, consumer services firms more frequently tie exec pay to E&S criteria. Other food companies: Unilever, Pepsi, Walmart, Group Danone and Mead Johnson. Overall, 43.4 percent of the S&P 500 had linked executive pay to environmental, social and/or ethical issues, such as fraud.

By comparison, Chipotle does not prepare sustainability reports10; does not disclose sustainability targets, goals or progress; has not charged a Board committee with overseeing sustainability matters; and has not disclosed any intention of imposing any systematic changes to address these deficits. In 2014 and 2015, shareholder proposals requesting the preparation of an annual sustainability report received sizeable support from shareholders (approximately 31% of vote each year).

Chipotle’s lack of basic sustainability governance mechanisms is reflected in a number of areas where the company’s programs and policies are underdeveloped or nonexistent.

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6 See http://bit.ly/1PdSRSE,  pp. 12-13.
7 See http://bit.ly/256ji8g, pp. 15-18.
8 See http://bit.ly/1S6bjB0, p. 60.
9 See http://bit.ly/1nR2UXs, p. 12, 134.
10Transparency is one of the most important drivers of accountability and is a well-established corporate sustainability tool. Over 9,000 organizations, most of them commercial businesses, have registered nearly 33,000 sustainability reports at www.http://database.globalreporting.org. Transparency drives the implementation of the “what gets measured, gets managed” philosophy. Had Chipotle prepared disclosures according to the Global Reporting Initiative’s protocol, management’s attention focus on two indicators might have led to more fortuitous outcomes:

o
PR1 (Product Responsibility) asks companies to report on “Life cycle stages in which health and safety impacts of products and services are assessed for improvement, and percentage of significant products and services categories subject to such procedures.”

o
PR2 calls upon companies to disclose the total number of incidents of non-compliance with regulations and voluntary codes concerning health and safety impacts of products and services during their life cycle, by type of outcomes.

One of the largest global providers of corporate environmental, social and governance (ESG) research, Sustainalytics, assessed the Chipotle as an “average” performer relative to its global peers in its most recent review.

Based on of our internal research and Sustainalytics’ assessment, in addition to poor disclosure, other areas of underperformance include:

o	No disclosed program for talent recruitment & retention
o	Poor disclosure regarding water, energy and waste management
o	No disclosed program or targets for renewable energy
o	A weak environmental policy and management system
o	No policies on collective bargaining or working conditions, for workforce or workers throughout the supply chain, despite several allegations of unfair wages, unpaid overtime and insufficient breaks

Tying Compensation to Stock Price Will Not Address Underlying Issues

Tying compensation to the recovery of the pre-crisis price of CMG stock is not a substitute for the deficits identified above. Share prices can be artificially manipulated through stock buybacks, mergers and acquisitions, earnings restatements and other means. Depending upon the strategies Chipotle uses to elevate its stock price, the latter could recover while leaving the company just as vulnerable as before to sustainability-related failures.

For these reasons, the proponents believe that Chipotle shareholders would benefit by incenting senior executives to deliver measurable sustainability outcomes. Environmental and social impacts and opportunities are of too great a strategic importance to the company and its stakeholders to be handled in ad hoc fashion. Significant organizations changes must be driven from the top.

Please cast your vote in favor of Proposal No. 10.

Appendix 1

LINK EXECUTIVE COMPENSATION TO SUSTAINABILITY PERFORMANCE

RESOLVED: Shareholders request the Board Compensation Committee prepare a report assessing the feasibility of integrating sustainability metrics into the performance measures of senior executives under the Company’s compensation incentive plans. Sustainability is defined as how environmental and social considerations, and related financial impacts, are integrated into corporate strategy over the long term.

WHEREAS:

A large and diverse group of companies has integrated sustainability metrics into executive pay incentive plans, among them Unilever, Pepsi, Walmart, Group Danone and Mead Johnson.

Numerous studies suggest companies that integrate environmental, social and governance factors into their business strategy reduce reputational, legal and regulatory risks and improve long-term performance.

According to the largest study of CEOs on sustainability to date (CEO Study on Sustainability 2013, UN Global Compact and Accenture):

o	76 percent believe embedding sustainability into core business will drive revenue growth and new opportunities.
o	93 percent regard sustainability as key to success.
o	86 percent believe sustainability should be integrated into compensation discussions, and 67 percent report they already do.

A 2012 Harvard Business School study concluded that firms that adopted social and environmental policies significantly outperformed counterparts over the long-term, in terms of stock market and accounting performance.

In 2013, the Carbon Disclosure Project and Sustainable Insight Capital Management found companies with industry leading climate change positions exhibited better performance than peers, measured by return on equity, cash flow stability and dividend growth.

The Glass Lewis report Greening the Green 2014: Linking Executive Pay to Sustainability, finds a “mounting body of research showing that firms that operate in a more responsible manner may perform better financially…. Moreover, these companies were also more likely to tie top executive incentives to sustainability metrics.”

A 2012 report by the United Nations Principles for Responsible Investment and the UN Global Compact found “the inclusion of appropriate Environmental, Social and Governance (ESG) issues within executive management goals and incentive schemes can be an important factor in the creation and protection of long-term shareholder value.”

A 2011 study of 490 global companies found that including sustainability targets in remuneration packages was sufficient to encourage sustainable development.

In 2013, CH2MHill found that firms that set tangible sustainability goals are more likely to tie executive compensation to the achievement of sustainability goals.

SUPPORTING STATEMENT:

Effectively managing for sustainability offers positive opportunities for companies, and we believe should be a key area in which executives should be evaluated.

Linking sustainability metrics to executive compensation could reduce risks related to sustainability underperformance, incent employees to meet sustainability goals and achieve resultant benefits, and increase accountability. Examples of such metrics might include: greenhouse gas emissions measurements, energy and water consumption per unit of product output (or dollar of revenue), renewable energy consumption, volume of recycling packaging used, and food and worker safety incidents.

Appendix 2	Related Studies

Exploring the Link Between Active Management of Social and Environmental Issues and Superior Financial Performance

“The Impact of a Corporate Culture of Sustainability on Corporate Behavior and Performance,” by Robert G. Eccles, Ionnis Ioannou and George Serafeim.  Harvard Business School. May 9, 2012.

Firms that adopted social and environmental policies significantly outperformed counterparts over the long-term, in terms of stock market and accounting performance. These firms were more likely to tie top executive incentives to sustainability metrics.

“Linking Climate Engagement to Financial Performance: An Investor’s Perspective,” Sustainable Insight Capital Management, Carbon Disclosure Project, September 2013.

Companies with industry leading climate change positions exhibited better performance than peers, measured by return on equity, cash flow stability and dividend growth.

“Corporate Social and Financial Performance: A Meta-Analysis,” Marc Orlitzky, et. al., Organization Studies, March 2003 (24:3).

A 2003 meta-study of 52 studies, on a range of industries and activities, found:
o	The relationship between CSR and financial performance was universally positive, varying between highly positive and moderately positive.
o	Social responsibility and financial performance affect each other in a “virtuous cycle”: successful firms spend more because they can, but such spending helps them become more successful.
o	Because markets do not penalize companies for being socially responsible, it is compatible with maximizing shareholder value and thus can be pursued by managers.

“Greening the Green 2014: Linking Executive Pay to Sustainability,” Glass Lewis, 2014.

“[A] mounting body of research shows that firms that operate in a more responsible manner may perform better financially…. Moreover, these companies were also more likely to tie top executive incentives to sustainability metrics.”

“Sustainability Goals That Make an Impact,” CH2MHill, 2013

Firms that set tangible sustainability goals are more likely to tie executive compensation to the achievement of sustainability goals.

On the Effectiveness of Linking Compensation to Sustainability Performance

“Sustainability Targets in Executive Remuneration: An Analysis of the Contribution of Sustainability Targets in Executive Remuneration to Sustainable Development,” S.B.M. Rosendaal.  Erasmus School of Economics. August 11, 2011.

Study of 490 global companies found that including sustainability targets in executive remuneration packages was sufficient to encourage sustainable development. (Executives were not additionally incented by a higher percentage, or whether the rewards were tied to short- or long-term compensation.)

“Both short-term and long-term sustainability targets are found to be effective in encouraging sustainability development.” (p. 53)

“Inclusion of the sustainability target is sufficient for a contribution to sustainable development.” (p. 56)

“The Effects of CEO Pay Structure on Corporate Social Performance,” John R. Deckop, Kimberly K. Merriman, and Shruti Gupta, Journal of Management, 32, no. 3, June 2006, pp. 329–342.

Increase found in the corporate social performance of companies using a long-term focus in CEO pay (as indicated by the % value of restricted stock + stock options in total pay).

“The Impact of a Corporate Culture of Sustainability on Corporate Behavior and Performance,” Robert G. Eccles, Ioannis Ioannou, and George Serafeim, , Harvard Business School, 2011.

Companies considered to be sustainability leaders more likely to align senior executive incentives with non-financial metrics (including E&S).

“Environmental Performance and Executive Compensation: An Integrated Agency-Institutional Perspective,” Pascual Berrone and Luis R. Gomez-Mejia, Academy of Management Journal, Vol. 52, No. 1, 2009, p. 120.

A sustainability pay-for-performance system makes management explicitly accountable for a co.’s environmental behavior, even encouraging CEOs to monitor behaviors at lower organizational levels. Creating a link can also provide incentives to dedicate real resources toward environmental initiatives, building legitimacy in the eyes of shareholders and the public.

Prevalence of Policy Among Corporations

Integrated Financial and Sustainability Reporting in the United States (Investor Responsibility Research Center and the Sustainable Investment Institute, 2013)

43.4 percent of the S&P 500 had linked executive pay to environmental, social and/or ethical issues, such as fraud.

Ceres Road Map for Sustainability (2014)

Identified 24% of the 600 companies it surveyed implemented the linkage, a rise from 15% in 2012.

Remuneration Theme Report: 3rd in a Series (Eurosif and EIRIS, 2010)

29% of the 300 largest listed cos. in Europe have link pay to sustainability targets.

A New Era of Sustainability (Accenture, United Nations Global Compact. 2010).

50% of 800 CEOs are incented for meeting sustainability goals.